

OFFERING MEMORANDUM

facilitated by



Triskele Ventures Inc.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Triskele Ventures Inc.
State of Organization	MA
Date of Formation	12/05/2019
Entity Type	Corporation
Street Address	60A Gibson St Unit 5, Dorchester MA, 02122
Website Address	www.queensgambitgames.com

(B) Directors and Officers of the Company

Key Person	Charles Morgridge
Position with the Company Title First Year	 Founder & Owner 2019
Other business experience (last three years)	• Dev/Ops Support Engineer (Vistaprint Inc, *May, 2017 - present*) — Vistaprint, a Cimpress company, helps small business owners create expertly designed, up-to-date custom marketing – the assortment of products they need to look and feel professional, prepared and plugged in. As a Dev/Ops Support Engineer, he provided technical support, and incident management coordination for the Vistaprint website technology team.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Charles Morgridge	100%

(D) The Company's Business and Business Plan

The Team

Russ Morgridge, Owner

Russ is the daring entrepreneur taking his opportunity to harness his passion for games of all sorts to build a community space for people to discover new games, make new friends, and forge memories to last a lifetime.

He brings his decades of experience in the gaming community. He was a Local Coordinator for Wizards of the Coast's Dungeons and Dragons Adventurers League. During his tenure, the organized play community in his stores increased from a regular 4-8 players per evening to over 100 weekly participants. He is also a regular organizer, contributor and participant in several local gaming conventions.

David Dolph, Operations Manager

David Dolph brings over four decades of experience in the gaming community. For 25 years he organized and ran large-scale gaming events of up to 200 people. He continues to regularly write product for current games. For the past 18 years he has worked in supply chain as shipper/receiver, but also in tackling such things as inventory control and turn rates. Before that he worked for 15 years in retail working his way up to management positions.

Carrie Dolph, Events Manager

Carrie has over 25 years experience coordinating events, managing staff / volunteers, adapting / maintaining registration systems, and most importantly engage people in intriguing stories.

THE OPPORTUNITY

Since opening our doors in the middle of a pandemic, Queen's Gambit has been experiencing solid growth and is approaching break-even faster than initially anticipated. As we look to expand our offerings and accelerate that growth, we're opening up another round of investment to:

- Shore up our cash position to enable expansion

- Grow our offerings and player base in the Greater Methuen area

- Hire additional staff to help manage growth

By investing in Queen's Gambit • Games and Hobby Shoppe, you will support a business that is bringing the first tabletop gaming venue to Methuen, MA, one that offers in-store play as well as a welcoming family-friendly environment. Queen's Gambit Games is looking for funding to expand our product offerings, improve the interior of our store, and retire existing debt.

- Proven Demand - The tabletop gaming industry is growing rapidly, with headlining games such as Magic: The Gathering, Dungeons and Dragons, and The Settlers of Catan, becoming increasingly popular with young adults and makes for a perfect summer or after-school activity. We already have a loyal customer base in the Merrimack Valley area. The store location on Broadway in Methuen is both central to the community and experiences high vehicle traffic.

- Competitive Advantage - While you might be able to buy standard tabletop games at general retail stores in Methuen, we will be the only tabletop gaming store in the Merrimack Valley that offers both in store play, a broad selection of games and accessories, as well as a welcoming environment with knowledgeable staff.

- Experienced Founders - Our founders, Russ, Carrie, and David, know a thing or two about gaming and running businesses. Russ was the Local Coordinator for Wizards of the Coast's Dungeons and Dragon Adventurer's League. David, an avid gamer, has contributed to gaming media and brings experience in shipping and operations logistics, and retail management. Carey has also written for gaming publications, has done sci-fi and fantasy creative work, and has years of experience organizing and running major gaming events.

THE INDUSTRY

- While tabletop gaming has its origins as a fringe hobby with a largely male audience, it has been moving increasingly into mainstream culture. Games like Magic: The Gathering, Yugi-oh!, the Pokemon Trading Card Game, and Settlers of Catan have gained a significant following among students, young professionals, and within progressively broader demographics.

- Between 2009 and 2014, Magic grew an astounding 182%

- Board games showed [double-digit annual growth](#) between 2010 and 2015, and are a nearly billion-dollar industry

- The growth of hobby gaming has created a large number of gamers looking for both fellow players and play spaces. Into this gap comes the new-model game store: a retail store that is also a community space, where gamers of diverse backgrounds can play, bond, and learn from each other.

- Often perceived as outsiders, many gamers feel isolated. While the internet can offer deep discounts, it cannot provide the community they are looking for. Successful Brick and Mortar game stores capitalize on this un-met need, by providing a welcoming 'Third Place' for gamers to meet and play the games that they love.

- The Game and Hobby channel is an important segment of the U.S. toy space. It is growing more rapidly than the traditional toy market. The traditional toy market grew between 2008 and 2017 by a quarter whilst the Game and Hobby channel skyrocketed by a factor of five.

- It is also a significant market in terms of Dollar volume. It went at retail from a $315 million figure to $1.6 billion between 2008 and 2017 – now representing nearly 6% of the combined total toy market.

FROM THE FOUNDER

We are very excited for you to be a part of Queen's Gambit • Games and Hobby Shoppe next chapter. The community of Merrimack Valley is important to us and we've loved being able to open our doors to new gamers and veterans alike.

~C. Russ Morgridge

OFFERINGS

- Our game store provides both through an in-store gaming area that's free to use when empty, and an extensive schedule of events to bring players together. We foster community by being open, friendly, and accepting, and maintaining a clean and appealing space.

- For more experienced gamers, we also hold store-hosted competitive tournaments.

Our retail inventory will include:

- Collectable Card Games

- Board Games

- Role-Playing Games

- Dice, Dice Bags, Play Mats, and other accessories

- Snack food and drinks to cater to event attendees

- Nerd collectibles

LOCATION

Methuen has excellent demographics for gaming. Over 25% of Methuen's population, are aged between 15 and 34, which is gaming's core age range (citation: American FactFinder). Roughly 16,500 people fall into the key demographic in Methuen alone.

Gaming also fills a niche that is currently underserved. Gamers skew intelligent and educated. At the same time, gaming is active in a way museums and theater usually aren't, and appeal to the greater Merrimack Valley consumer. Furthermore, Queen's Gambit - Games and Hobby Shoppe will offer events year-round and after school.

COMPETITION

Direct Competition

- There are no tabletop game stores in Methuen. The closest competing business is the Three Trolls in Tewksbury. The next closest location is Amesbury, MA or Derry, NH. The commute time to these locations is roughly 15 minutes in any direction. This positions our store ideally. We frequently get customer feedback on how they missed having a gaming store nearby.

- Weekly gaming events are low-order goods: players will generally attend whichever weekly event is nearest to them unless a more distant event is vastly better. Because of our extensive experience in the industry, we are confident that other stores will not offer better events than Queen's Gambit • Games and Hobby Shoppe.

Indirect Competition

- Online Retailers: Online retailers are a poor substitute for the community game store. Though they provide access to a huge variety of games, the sheer number can be overwhelming. Furthermore, many players are not willing to purchase a game until they have played it with friends or received a review they can trust. But online retailers cannot provide in-store demonstration games and lack friendly, expert staff to help customers find new games. Online sites also cannot provide a community space in which players can find opponents and play the game.

- Big Box Retailers: Big box retailers and toy stores do not carry most hobby games. Though these stores are convenient for many suburban and casual game customers, the committed hobby gamer cannot find the games they are looking for at these types of retailers. They also lack the expert staff to advise customers and space for events or drop-in play.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational

[Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	January 21, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Repay Loan	$9,400	$15,000
Purchase Inventory	$0	$16,000
Fixtures	$0	$16,000
Mainvest Compensation	$600	$3,000
TOTAL	$10,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.7 - 3.5%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.08%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.7% and a maximum rate of 3.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.7%
$20,000	1.4%
$30,000	2.1%
$40,000	2.8%
$50,000	3.5%

[3] To reward early participation, the investors who contribute the first $5,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $5,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	176525
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have voting rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Charles Morgridge	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Intuit Loans	$13,811	14%	02/22/2022	
Mainvest	$25,400	%	12/31/2026	1.3% of revenue until 1.5x payback multiple is achieved.

(Q) Other Offerings of Securities within the Last Three Years

February 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $50640 Please refer to the company's Form C/U dated April 24th, 2020 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Queen's Gambit opened our doors in March 18, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Queen's Gambit has been operating since January, 2020 and has since achieved the following milestones:

- Secure lease in Methuen, MA in January, 2020.

- Renovated and opened location at 436 Broadway, Methuen, MA

- Achieved revenue of $52,342 in Q2 2021, which then grew to $96,131 in Q3 2021.

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of Queen's Gambit, we have had the following material changes and trends:

- Increase in operating costs from the lease of the new space.

- Spend over $90,000 fitting out the retail space.

- Took out a loan for $40,000 for operating expenses and inventory.

Other outstanding debt or equity

As of [Date], Queen's Gambit has debt of $50,000 outstanding and a cash balance of $5,000. This debt is sourced primarily from Intuit Loans and will be senior to any investment raised on Mainvest. In addition to the Queen's Gambit's outstanding debt and the debt raised on Mainvest, Queen's Gambit may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$360,000	$396,000	$423,720	$444,906	$458,253
Cost of Goods Sold	$187,000	$205,700	$220,099	$231,103	$238,035
Gross Profit	$173,000	$190,300	$203,621	$213,803	$220,218
EXPENSES					
Rent	$62,000	$62,000	$62,000	$62,000	$62,000
Utilities	$16,500	$16,912	$17,334	$17,767	$18,211
Salaries	$62,500	$68,750	$73,562	$77,240	$79,557
Insurance	$2,200	$2,255	$2,311	$2,368	$2,427
Repairs & Maintenance	$4,500	$4,612	$4,727	$4,845	$4,966
Legal & Professional Fees	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$15,300	$25,521	$33,181	$38,815	$42,020

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$206,121.00	$2,459.00
Cash & Cash Equivalents	$92,779.00	$504.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$23,876.00	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-5,976.00	$-4,945.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V